Filed pursuant to Rule 424(b)(3)
File No. 333-162033

TEUCRIUM CORN FUND
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Supplement dated November 8, 2010
to
Prospectus dated June 7, 2010

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This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of Teucrium Corn Fund dated June 7, 2010.

You should carefully consider the “Risk Factors” beginning on page 16 of the Prospectus before you decide to invest.

In order to facilitate the continued creation of Creation Baskets and redemption of Redemption Baskets when daily price limits for Corn Futures Contracts are in effect, certain specific disclosure in the prospectus should be revised as follows:

The third paragraph  under the heading “Overview of the Fund” (on page 2 of the Prospectus) should be deleted and replaced with the following:

The Fund seeks to achieve its investment objective by investing under normal market conditions in Benchmark Component Futures Contracts or, in certain circumstances, in other Corn Futures Contracts traded on the CBOT or on foreign exchanges.  In addition, and to a limited extent, the Fund also may invest in exchange-traded options on Corn Futures Contracts and in corn-based swap agreements that are cleared through the CBOT or its affiliated provider of clearing services (“Cleared Corn Swaps”) in furtherance of the Fund's investment objective.  Once position limits in Corn Futures Contracts are applicable, the Fund's intention is to invest first in Cleared Corn Swaps to the extent permitted by the position limits applicable to Cleared Corn Swaps and appropriate in light of the liquidity in the Cleared Corn Swap market, and then in contracts and instruments such as forward contracts, swaps other than Cleared Corn Swaps, and other over-the-counter transactions that are based on the price of corn or Corn Futures Contracts (collectively, “Other Corn Interests,” and together with Corn Futures Contracts and Cleared Corn Swaps, “Corn Interests”).  See “The Offering – Futures Contracts” below.  By utilizing certain or all of these investments, the Sponsor will endeavor to cause the Fund's performance, before taking Fund expenses and any interest income from the cash, cash equivalents and U.S. Treasury securities held by the Fund into account, to closely track that of the Benchmark.  The Sponsor expects to manage the Fund’s investments directly, although it has been authorized by the Trust to retain, establish the terms of retention for, and terminate third-party commodity trading advisors to provide such management.  The Sponsor is also authorized to select futures commission merchants to execute the Fund’s transactions in Corn Futures Contracts.

The second sentence of the second paragraph under the heading “Operation of the Fund” (on page 41 of the Prospectus) should be deleted and replaced with the following:

In addition, and to a limited extent, the Fund also may invest in exchange-traded options on Corn Futures Contracts and in Cleared Corn Swaps in furtherance of the Fund's investment objective.

The first sentence of the third paragraph under the heading “Calculating NAV” ( on page 60  of the Prospectus) should be deleted and replaced in its entirety with the following:

In determining the value of Corn Futures Contracts, the Administrator will use the CBOT closing price (typically 2:15 New York time), except that the “fair value” of the Corn Futures Contracts (as described in more detail below) may be used when Corn Futures Contracts close at their price fluctuation limit for the day.

The following paragraph is added directly following the third paragraph  under the heading “Calculating NAV” ( on page 60  of the Prospectus):

The fair value of a Corn Interest shall be determined by the Sponsor in good faith and in a manner that assesses the Corn Interest’s value based on a consideration of all available facts and all available information on the valuation date.  When a Corn Futures Contract has closed at its price fluctuation limit, the fair value determination attempts to estimate the price at which such Corn Futures Contract would be trading in the absence of the price fluctuation limit (either above such limit when an upward limit has been reached or below such limit when a downward limit has been reached).  Typically, this estimate will be made primarily by reference to the price of comparable Corn Interests trading in the over-the-counter market.  The fair value of a Corn Interest may not reflect such security’s market value or the amount that the Fund might reasonably expect to receive for the Corn Interest upon its current sale.